SUNBERTA RESOURCES INC.

June 26, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Donna Levy
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:	Sunberta Resources Inc. Registration Statement on Form SB-2 File No. 333-143597

Dear Ms. Levy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunberta Resources Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 P.M. Eastern Standard Time on June 29, 2007, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Sunberta Resources Inc.

By:
/s/ Kelly Sundberg
Kelly Sundberg
President and Sole Director

45 Cove Park Road NE
Calgary, Alberta, Canada, T3K 5XB- Phone: (612) 604-4914